
December 8, 2011

Via E-mail
Mr. Paul G. Gabos
Chief Financial Officer
Lincare Holdings, Inc.
19387 US 19 North
Clearwater, Florida 33764

>   **Re: Lincare Holdings, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed February 25, 2011**
>   **File No. 000-19946**

Dear Mr. Gabos:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Summary of Significant Accounting Policies, page F-6
(l) Goodwill, page F-9

1.   We note from page two and 35 that you view each operating center as a distinct part of a single operating segment with a center manager who is responsible for the operating and financial performance and that management reviews monthly reports of revenue and operating performance by individual center. For segment reporting purposes you identify each operating center as an operating segment and have aggregated them into one reportable segment. Please tell us how you considered the above information when determining your reporting unit(s) for purposes of your goodwill impairment test under ASC 350-20-35. In this regard, it is unclear how you determined that one single reporting unit (a level above your operating segments) for goodwill impairment testing is

appropriate considering ASC 350-20-20 defines a reporting unit as an operating segment, or a component that is one level below an operating segment as defined by ASC 280-10-50.

2.   You disclose on page F-28 your allocation of $14.7 million to goodwill from the purchase of six businesses in 2010. Please tell us how many operating centers you acquired from these business acquisitions and how you allocate this goodwill. Specifically address whether the goodwill was allocation to your single reporting unit or to individual operating segments. Refer to ASC 350-20-35-41.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at 202-551-3394 or Melissa N. Rocha, Accounting Branch Chief at 202-551-3854 if you have questions regarding these comments and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining